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                             April 28, 2022

       Barbera A. Jacobsmeyer
       President and Chief Executive Officer
       Enhabit, Inc.
       6688 N. Central Expressway
       Suite 1300
       Dallas, TX 75206

                                                        Re: Enhabit, Inc.
                                                            Draft Registration
Statement on Form 10
                                                            Submitted April 4,
2022
                                                            CIK No. 0001803737

       Dear Ms. Jacobsmeyer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Draft Registration Statement on Form 10, submitted April 4, 2022

       Questions and Answers about the Separation and Distribution, page 14

   1. Please revise to address any material changes in stockholder rights between the existing
                                                        Encompass common stock
and the Enhabit common stock. If none, please include a
                                                        negative statement to
that effect.
       Can Encompass decide to cancel the distribution of Enhabit common stock even if all of the conditions have been met?, page 16

   2. Please revise this Q&A to discuss any material consequences to stockholders if
                                                        Encompass waives any
conditions and proceeds with the spin-off.
 Barbera A. Jacobsmeyer
FirstName   LastNameBarbera A. Jacobsmeyer
Enhabit, Inc.
Comapany
April       NameEnhabit, Inc.
       28, 2022
April 228, 2022 Page 2
Page
FirstName LastName
What are the conditions to the distribution?, page 16

3. We note on page 16 you state that the distribution is subject to "a number of conditions"
         including, "among others," those listed on page 16 and elsewhere. Please revise so that all material conditions are listed, and if such conditions are already listed revise the disclosure to clearly state that all material conditions are listed. Risk Factors
Our amended and restated certificate of incorporation and amended and restated bylaws will contain..., page 58

4. Please specify, here and on page 161, whether your exclusive forum provision applies to
         Exchange Act claims. Additionally, we note your disclosure that your "exclusive forum provision may limit the ability of Enhabit's stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with Enhabit or Enhabit's directors or officers, which may discourage such lawsuits against Enhabit and Enhabit's directors and officers." Please include further disclosure noting that such an exclusive forum provision could also make it more expensive for investors to bring a claim against you.
Cautionary Note Regarding Forward-Looking Statements, page 60

5. We note your disclosure that "neither [you] nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements." You may not disclaim responsibility for your disclosure. Please revise your disclosure to remove any implication that you disclaim responsibility for the disclosures contained in your registration statement.
Business
Our Growth Strategy
Pursue Strategic Acquisitions, page 82

6. We note your disclosure that your "track record of successfully integrating acquired businesses is demonstrated by the consistent growth in EBITDA of [y]our acquired businesses following acquisition." Please reconcile this disclosure with your disclosure on page 7 of the information statement, which provides that your success is "demonstrated by the consistent growth in adjusted EBITDA." Additionally, please provide examples of
         EBITDA or adjusted EBITDA growth with respect to any recent acquisitions you have made in furtherance of this disclosure.
Acquisitions, page 85

7. We note your disclosure that you "anticipate joint ventures will be a part of [y]our growth strategy moving forward, as demonstrated by [y]our recent joint venture announcements in Boise, Idaho on January 5, 2022 and in Miami, Florida on February 1, 2022." Please
 Barbera A. Jacobsmeyer
Enhabit, Inc.
April 28, 2022
Page 3
         provide additional details regarding these recent joint venture announcements, including the parties you have contracted with and the purpose of the joint ventures.
Certain Relationships and Related Party Transactions
Relationship with Encompass
Tax Matters Agreement, page 150

8. Please revise to disclose the expected duration of the limitations you will be subject to as a result of the Tax Matters Agreement. Please also advise us when you will obtain the outside counsel's tax opinion and whether you intend to file the opinion as an exhibit.
         Finally, please quantify the scope of the indemnification obligations to Encompass or otherwise supplement your disclosure to provide stockholders with sufficient information to assess the materiality of these obligations.
Material U.S. Federal Income Tax Consequences, page 152

9. We note your disclosure that the distribution is "intended to be" tax free. Please provide disclosure explaining the facts or circumstances resulting in this uncertainty and the degree of uncertainty.
Description of Certain Material Indebtedness, page 156

10. We note your disclosure that, in connection with the separation and distribution, you expect to enter into the Credit Facilities. Please disclose the name or names of the entity or entities that you will be entering into these agreements with. Please also file such agreements or commitment letters as exhibits when and to the extent available, or advise.
Description of Capital Stock
Exclusive Forum, page 161

11. We note your disclosure regarding your exclusive forum provision. Please revise to note that there is uncertainty as to whether a court would enforce such provision. Please also revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that
Section 22 of the
FirstName LastNameBarbera A. Jacobsmeyer
       Securities Act creates concurrent jurisdiction for federal and state courts over all suits
Comapany    NameEnhabit,
       brought               Inc. duty or liability created by the Securities
Act or the rules and
                to enforce any
       regulations
April 28, 2022 Page thereunder.
                      3
FirstName LastName
 Barbera A. Jacobsmeyer
FirstName   LastNameBarbera A. Jacobsmeyer
Enhabit, Inc.
Comapany
April       NameEnhabit, Inc.
       28, 2022
April 428, 2022 Page 4
Page
FirstName LastName
General

12. Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new
         Form 10 registration at such time as you are able to respond to any remaining issues or comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Franklin Wyman at 202-551-3660 or Mary Mast at 202-551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Zachary S. Podolsky